Exhibit 99.1

WORK MEDICAL TECHNOLOGY GROUP LTD

(an exempted company with limited liability incorporated in the Cayman Islands)

(Nasdaq: WOK)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting (the “Meeting”) of the holders (each a “Shareholder”, and collectively, the “Shareholders”) of the Class A Ordinary Shares and Class B Ordinary Shares (collectively, the “Ordinary Shares”) of WORK Medical Technology Group LTD (the “Company”) will be held on November 20, 2026, at 9:30 a.m. Eastern Time (November 20, 2026, at 10:30 p.m., Beijing Time), at Floor 23, No. 2 Tonghuinan Road, Xiaoshan District, Hangzhou City, Zhejiang Province, China,, with the ability given to the Shareholders to attend virtually at www.virtualshareholdermeeting.com/WOK2026SM, which will be conducted via live audio webcast.

Registered Shareholders and duly appointed proxyholders will be able to attend, participate, and vote at the Meeting or any adjournment thereof in person or at www.virtualshareholdermeeting.com/WOK2026SM. in real time. Beneficial shareholders who hold their Ordinary Shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guests, but will not be able to participate in or vote at the Meeting.

Capitalized terms not otherwise defined here have the meaning given to them in the Company’s current amended and restated memorandum and articles of association.

The Meeting and any or all adjournments thereof will be held for the Shareholders to consider and, if thought fit, pass the following proposed resolutions:

1.	It is resolved, as a special resolution, that:

a.	Company transfer its registration by way of continuation out of the Cayman Islands and into the British Virgin Islands (the “BVI”) so as to be deregistered as an exempted company in the Cayman Islands and become registered as a business company in the BVI in accordance with Part 12 of the Companies Act (Revised) of the Cayman Islands and Part X of the BVI Business Companies Act (Revised) (the “Migration”);

b.	that upon the effectiveness of the Migration, the Company adopt an amended and restated memorandum and articles of association, in the form attached as Appendix A to the notice of meeting and proxy statement delivered to shareholders and dated November 4, 2026, in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association; and

c.	that the directors of the Company be authorized to take all steps necessary to effect the transfer by way of continuation of the Company to the British Virgin Islands.

2.	It is resolved, as an ordinary resolution, to adjourn the general meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

The foregoing items of business are further described in the proxy statement accompanying this notice. The Board unanimously recommends that the Shareholders vote “FOR” each item.

The Board has fixed the close of business on September 28, 2026 as the record date (the “Record Date”) for determining the Shareholders entitled to receive notice of, attend and to vote at the Meeting or any adjournment thereof. Only Shareholders of the Ordinary Shares of the Company on the Record Date are entitled to receive notice of, attend and vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, as well as the Company’s latest annual report, which was filed with the U.S. Securities and Exchange Commission on January 30, 2026, as amended by Amendment No.1 on Form 20-F/A filed on March 20, 2026.

A Shareholder who is entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of that Shareholder. Such proxyholder need not be a member. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date, and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this notice and (i) submit it online at www.proxyvote.com, or (ii) mail it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

For the proxy to be valid, the duly completed and signed form of proxy must be received not less than 48 hours before the scheduled commencement of the Meeting or any adjournment of the Meeting. For the avoidance of doubt, the proxy need not be a Shareholder of the Company.

By Order of the Board of Directors,

/s/ Shuang Wu
Shuang Wu
Chairman of the Board of Directors

November 4, 2026

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WORK MEDICAL TECHNOLOGY GROUP LTD
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
November 20, 2026
9:30 a.m. Eastern Time

PROXY STATEMENT

The board of directors (the “Board”) of WORK Medical Technology Group LTD (the “Company”) is soliciting proxies for the extraordinary general meeting (the “Meeting”) of the holders (each a “Shareholder”, and, collectively, the “Shareholders”) of the Class A Ordinary Shares and Class B Ordinary Shares of the Company (collectively, the “Ordinary Shares”) to be held on November 20, 2026, at 9:30 a.m. Eastern Time (November 20, 2026, at 10:30 p.m., Beijing Time). The Company will hold the Meeting at Floor 23, No. 2 Tonghuinan Road, Xiaoshan District, Hangzhou City, Zhejiang Province, China,, with the ability given to Shareholders to attend virtually at www.virtualshareholdermeeting.com/WOK2026SM which will be conducted via live audio webcast.

Registered Shareholders and duly appointed proxyholders will be able to attend, participate, and vote at the Meeting or any adjournment thereof in person or at www.virtualshareholdermeeting.com/WOK2026SM in real time. Beneficial shareholders who hold their Ordinary Shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guests, but will not be able to participate in or vote at the Meeting.

Only Shareholders of record at the close of business on September 28, 2026 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. One or more shareholders holding Ordinary Shares that represent not less than one-third of the outstanding Ordinary Shares carrying the right to vote at the Meeting shall form a quorum.

Any Shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such Shareholder’s behalf. A proxy need not be a Shareholder of the Company. Shareholders of the Ordinary Shares shall vote together as one class on the resolutions submitted to a vote at the Meeting. Each Class B ordinary share shall entitle the Shareholders thereof to twenty (20) votes on all matters subject to vote at the Meeting, and each Class A ordinary share shall entitle the Shareholder thereof to one (1) vote on all matters subject to vote at the Meeting.

Capitalized terms not otherwise defined here have the meaning given to them in the Company’s current amended and restated memorandum and articles of association.

PROPOSALS TO BE VOTED ON

1.	It is resolved, as a special resolution, that:

a.	Company transfer its registration by way of continuation out of the Cayman Islands and into the British Virgin Islands (the “BVI”) so as to be deregistered as an exempted company in the Cayman Islands and become registered as a business company in the BVI in accordance with Part 12 of the Companies Act (Revised) of the Cayman Islands and Part X of the BVI Business Companies Act (Revised) (the “Migration”);

b.	that upon the effectiveness of the Migration, the Company adopt an amended and restated memorandum and articles of association, in the form attached as Appendix A to the notice of meeting and proxy statement delivered to shareholders and dated November 4, 2026, in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association; and

c.	that the directors of the Company be authorized to take all steps necessary to effect the transfer by way of continuation of the Company to the British Virgin Islands.

2.	It is resolved, as an ordinary resolution, to adjourn the general meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

3

The Board recommends a vote “FOR” each proposal.

VOTING PROCEDURE FOR SHAREHOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so in person or online at the Meeting. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date, and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in this proxy statement and (i) submit it online at www.proxyvote.com, or (ii) mail it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to Nasdaq’s Marketplace Rules, which permit companies to make available their annual report to shareholders on the company’s website. The Company’s annual report for the year ended September 30, 2025 (the “2025 Annual Report”) was filed with the U.S. Securities and Exchange Commission on January 30, 2026, as amended by Amendment No.1 on Form 20-F/A filed on March 20, 2026, and made available to the Company’s Shareholders at www.workmedtech.com. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to its Shareholders. You may obtain a copy of the 2025 Annual Report by visiting the “Annual Report” heading under the “Investor Relations” section of the Company’s website at www.workmedtech.com. If you want to receive a paper or electronic copy of the Company’s 2025 Annual Report, you may request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at ir@workmedtech.com.

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PROPOSAL NO. 1

THE MIGRATION & BVI M&A ADOPTION

The Company proposes, and the Board deems it advisable and recommends that our Shareholders approve the following Special Resolution:

“It is resolved, as a special resolution, that:

a.	Company transfer its registration by way of continuation out of the Cayman Islands and into the British Virgin Islands (the “BVI”) so as to be deregistered as an exempted company in the Cayman Islands and become registered as a business company in the BVI in accordance with Part 12 of the Companies Act (Revised) of the Cayman Islands and Part X of the BVI Business Companies Act (Revised) (the “Migration”);

b.	that upon the effectiveness of the Migration, the Company adopt an amended and restated memorandum and articles of association, in the form attached as Appendix A to the notice of meeting and proxy statement delivered to shareholders and dated November 4, 2026, in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association; and

c.	that the directors of the Company be authorized to take all steps necessary to effect the transfer by way of continuation of the Company to the British Virgin Islands.”

Risks Related to the Change in Our Jurisdiction

Currently, rights of Shareholders are governed by the laws of Cayman Islands, while following the Migration, rights of Shareholders will be governed by the laws of the British Virgin Islands and the Memorandum and Articles of Association of Work Medical Technology Group Ltd, and accordingly certain rights of Shareholders will change as a result of the Migration, which may adversely affect the position of Shareholders.

Currently, rights of Shareholders are governed by the laws of Cayman Islands, the Amended and Restated Memorandum of Association of the Company and the Amended and Restated Articles of Association of the Company. Following the Migration, the Certificate of Incorporation and Memorandum and Articles of Association of Work Medical Technology Group Ltd and the British Virgin Islands law will govern the rights of Shareholders. These new constitutive documents and the British Virgin Islands law contain provisions that differ from those included in the Amended and Restated Memorandum of Association of the Company, the Amended and Restated Articles of Association of the Company and the laws of Cayman Islands and, therefore, certain of your rights as a Shareholder may differ materially after the Migration from the rights you currently possess as a Shareholder of the Company.

There can be no assurance that the Migration will happen or that we will realize the benefits we expect from a change in domicile.

Completion of the Migration is contingent on factors and circumstances of which some are not, or not completely, within the control of the Company. As a result, the Migration may not be implemented or may not be implemented according to the timeline as currently foreseen by us, including as a result of the following factors and circumstances:

●	the Migration requires approval by Shareholders. There is no guarantee that Shareholders will vote in favor of the Migration. The vote requires the approval by a majority of not less than two-thirds of the shareholders who (being entitled to do so) vote in person or by proxy at the meeting, at a meeting at which a quorum of more than one-third (1/3) of the outstanding shares entitled to vote is present. If the requisite Shareholder approval is not obtained, the Migration will not be implemented;

●	the implementation of the Migration may be subject to litigation on any grounds, which may delay or otherwise frustrate the implementation of the Migration; and

●	although the Migration is not expected to require the Company to obtain a declaration of no objection from the regulators of the Cayman Islands, there can be no assurance that relevant regulations may not change or that regulators may not change the way they interpret requirements between now and when we are ready to effect the Migration. If any regulator were to assert that regulatory approval is nevertheless required for the implementation of the Migration and such approval is not forthcoming, this may delay or, ultimately, prevent the implementation of the Migration.

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Even if the Migration occurs, there can be no assurance that we will achieve any or all of the anticipated benefits of the change in domicile. Among other things there may be unanticipated negative consequences of the Migration from the change in group supervision, negative publicity, tax regime and/or operating environment. Further, if the expected benefits of the Migration do not meet the expectations of investors or securities analysts, the price of our Shares following the Migration may decline.

Our business may be negatively impacted by the Migration.

We currently expect the process of changing our domicile, if it occurs, to take place in late 2026 although there can be no assurances that it will not take longer. During that time the personal and professional demands on employees and management associated with the change in domicile may negatively impact our ability to manage our operating businesses. The extended period between announcement of the proposed Migration and completion of the work associated with the Migration may result in attrition risk and associated loss of expertise as well as increased costs to retain personnel.

The Migration will result in a change in the corporate law and regulatory regime applicable to us, and adapting to the new regime may involve uncertainties, additional costs and demands on our management.

Following the completion of the Migration, we will cease to be a company incorporated under the laws of the Cayman Islands and will continue as a company incorporated under the laws of the British Virgin Islands. Accordingly, our corporate affairs will be governed by the British Virgin Islands Business Companies Act, as amended, other applicable laws of the British Virgin Islands and our new Memorandum and Articles of Association, rather than the laws of the Cayman Islands and our existing Amended and Restated Memorandum of Association and Amended and Restated Articles of Association.

Although we do not currently expect the Migration to have a material adverse effect on our business, operations or financial condition, the transition to the British Virgin Islands corporate law and regulatory regime may involve uncertainties as to its application to us and may require us to take additional actions to comply with applicable British Virgin Islands legal, regulatory and administrative requirements. We may also incur additional legal, regulatory, administrative or other costs in connection with implementing the Migration and complying with the applicable requirements following its completion. Adapting to the new regime may also require time and attention from our management. We cannot assure you that the costs, administrative burdens or other consequences associated with the Migration will not be greater than we currently anticipate, which could adversely affect our business, financial condition and results of operations.

The Migration may have an adverse effect on the trading, liquidity and market price of our Class A Ordinary Shares.

As a result of the Migration, the Company will become a company incorporated under the laws of the British Virgin Islands. Certain shareholders or prospective investors may prefer not to hold or invest in securities of a British Virgin Islands company or may otherwise reassess their investment in the Company as a result of the Migration. In addition, certain shareholders may elect to sell their Class A Ordinary Shares following the Migration. Accordingly, the Migration could affect our investor base and demand for our securities and may result in changes in the market price, trading volume, liquidity or volatility of our Class A Ordinary Shares.

6

The one-time costs associated with the Migration, as well as our ongoing costs following the Migration, may be higher than anticipated.

We expect to incur certain one-time costs and expenses in connection with the Migration, including legal and professional fees, governmental filing and registration fees and other costs associated with deregistering the Company in the Cayman Islands, continuing the Company in the British Virgin Islands and implementing the related changes to our corporate and administrative arrangements. We may also incur costs in connection with updating our corporate records, agreements, registrations and other documentation, as applicable, to reflect the Migration.

Following completion of the Migration, we will also be subject to the corporate, legal, regulatory and administrative requirements applicable to a company incorporated in the British Virgin Islands. Although we currently do not expect the Migration to result in a material increase in our ongoing operating or compliance expenses, the actual costs associated with complying with such requirements may be higher than we currently anticipate. We cannot assure you that the one-time costs of implementing the Migration or our ongoing legal, regulatory, administrative and other expenses following the Migration will not exceed our current expectations. Any such additional costs could adversely affect our business, financial condition and results of operations.

The Migration may have tax consequences that we cannot predict with certainty.

We do not currently expect the Migration from the Cayman Islands to the British Virgin Islands to result in material adverse tax consequences to us. However, the tax consequences of the Migration may depend on our particular facts and circumstances and the application and interpretation of applicable tax laws. Changes in applicable tax laws, regulations or interpretations thereof, or in our facts and circumstances, whether before or after completion of the Migration, could result in tax consequences that we do not currently anticipate. Any such consequences could result in additional tax liabilities or compliance costs and could adversely affect our business, financial condition and results of operations.

Vote Required to Approve Proposal No. 1

Proposal No. 1 will be approved if a majority of at least two-thirds of the total votes duly cast in person or by proxy at the Meeting are “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD RECOMMENDS

A VOTE FOR

THE APPROVAL OF THE MIGRATION & BVI M&A ADOPTION.

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PROPOSAL NO. 2

ADJOURNMENT

The Company proposes, and the Board deems it advisable and recommends that our Shareholders approve the following Ordinary Resolution:

“It is resolved, as an ordinary resolution, to adjourn the general meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.”

Vote Required to Approve Proposal No. 2

Proposal No. 2 will be approved if a majority of the total votes duly cast in person or by proxy at the Meeting are “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD RECOMMENDS
A VOTE FOR
THE APPROVAL OF ADJOURNMENT.

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OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors

November 4, 2026	/s/ Shuang Wu
Shuang Wu
Chairman of the Board of Directors

9

Appendix A

Dated [          ]

Territory of the Virgin Islands

The BVI Business Companies Act, 2004

MEMORANDUM AND ARTICLES OF ASSOCIATION OF

WORK MEDICAL TECHNOLOGY GROUP LTD

A BVI business company continued int the British Virgin Islands on [DATE]

[     -     ]

Territory of the British Virgin Islands

The BVI Business Companies Act 2004

Memorandum of Association

of

WORK Medical Technology Group Ltd

a company limited by shares

1	Name

The name of the Company at the date of its application of continuation into the British Virgin Islands is WORK Medical Technology Group Ltd. The name under which the Company proposes to continue into the British Virgin Islands is WORK Medical Technology Group Ltd.

2	Status

The Company is a company limited by shares.

3	Former jurisdiction

The Company was continued into the British Virgin Islands on the date set out above from its place of incorporation, the Cayman Islands, where it was incorporated as WORK Medical Technology Group Ltd.

4	Registered office and registered agent

4.1	The first registered office of the Company is at Ritter House, Wickham’s Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands, the office of the first registered agent.

4.2	The first registered agent of the Company is Ogier Global (BVI) Limited of Road Town, Tortola VG1110, British Virgin Islands.

4.3	The Company may change its registered office or registered agent by a Resolution of Directors or a Resolution of Members. The change shall take effect upon the Registrar registering a notice of change filed under section 92 of the Act.

5	Capacity and powers

5.1	The Company has, subject to the Act and any other British Virgin Islands legislation for the time being in force, irrespective of corporate benefit:

(a)	full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b)	for the purposes of 5.1(a), full rights, powers and privileges.

5.2	There are no limitations on the business that the Company may carry on.

6	Number and classes of Shares

6.1	The Company is authorised to issue an unlimited number of Shares of no par value each divided into the following share classes:

(a)	Class A ordinary shares of no par value (Class A Ordinary Shares); and

(b)	Class B ordinary shares of no par value (Class B Ordinary Shares).

6.2	The Company may at the discretion of the Board of Directors, but shall not otherwise be obliged to, issue fractional Shares or round up or down fractional holdings of Shares to its nearest whole number and a fractional Share shall have the corresponding fractional rights, obligations and liabilities of a whole Share of the same class or series of Shares.

7	Designations powers preferences of Shares

7.1	Each Class A Ordinary Share in the Company confers upon the Member:

(a)	the right to one vote on a poll at a meeting of the Members of the Company or on any Resolution of Members;

(b)	the right to one vote on a show of hands at a meeting of the Members of the Company;

(c)	the right to an equal share in any dividend paid by the Company on the Ordinary Shares; and

(d)	the right to an equal share in the distribution to the holders of Ordinary Shares of the surplus assets of the Company on its liquidation.

7.2	Each Class B Ordinary Share in the Company confers upon the Member:

(a)	the right to 20 votes on a poll at a meeting of the Members of the Company or on any Resolution of Members;

(b)	the right to one vote on a show of hands at a meeting of the Members of the Company;

(c)	the right to an equal share in any dividend paid by the Company on the Ordinary Shares; and

(d)	the right to an equal share in the distribution to the holders of Ordinary Shares of the surplus assets of the Company on its liquidation.

7.3	The directors may at their discretion by Resolution of Directors redeem, purchase or otherwise acquire all or any of the Shares in the Company subject to Regulations 3 and 6 of the Articles.

7.4	The Directors have the authority and the power by Resolution of Directors:

(a)	to authorise and create additional classes of shares; and

(b)	to fix the designations, powers, preferences, rights, qualifications, limitations and restrictions, if any, appertaining to any and all classes of shares that may be authorised to be issued under this Memorandum.

8	Variation of rights

The rights attached to any class of Shares as specified in Clause 6 may only, whether or not the Company is being wound up, be varied by a Resolution of Members, provided that only the holders of the relevant class of Shares shall be entitled to vote thereon, unless otherwise provided by the terms of issue of such class.

9	Rights not varied by the issue of Shares pari passu and no deemed variation

The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

10	Registered Shares

10.1	The Company shall issue registered Shares only.

10.2	The Company is not authorised to issue or have in issue bearer Shares, convert registered Shares to bearer Shares or exchange registered Shares for bearer Shares.

11	Transfer of Shares

A Share may be transferred in accordance with Regulation 4 of the Articles.

12	Amendment of Memorandum and Articles

12.1	The Company may amend its Memorandum or Articles by a Resolution of Members or by a Resolution of Directors, save that no amendment may be made by a Resolution of Directors:

(a)	to restrict the rights or powers of the Members to amend the Memorandum or Articles;

(b)	to change the percentage of Members required to pass a Resolution of Members to amend the Memorandum or Articles;

(c)	in circumstances where the Memorandum or Articles cannot be amended by the Members; or

(d)	to Clauses 8 or 9 or this Clause 12.

13	Definitions and interpretation

13.1	In this Memorandum of Association and the attached Articles of Association, if not inconsistent with the subject or context:

Act means the BVI Business Companies Act, 2004 (as amended) and includes the regulations made under the Act;

ADS means an American depository share representing a Share;

Annual General Meeting means a meeting of Members as described in Regulation 10.1;

Articles means the attached Articles of Association of the Company;

Board of Directors means the board of directors of the Company for the time being;

Chairman of the Board has the meaning specified in Regulation 15;

Class A Ordinary Shares has the meaning specified in Clause 6.1;

Class B Ordinary Shares has the meaning specified in Clause 6.1;

Clear Days means, in relation to a period of notice, means that period excluding:

(a)	the day when the notice is given or deemed to be given; and

(b)	the day for which it is given or on which is it to take effect;

Commission means the Securities and Exchange Commission of the United States of America or other federal agency for the time being administering the U.S. Securities Act;

Designated Stock Exchange means Nasdaq Capital Market in the United States of America for so long as the Company’s Shares or ADSs are listed and any other stock exchange on which the Company’s Shares or ADSs are listed for trading;

Designated Stock Exchange Rules means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares or ADSs on the Designated Stock Exchange;

Distribution in relation to a distribution by the Company means the direct or indirect transfer of an asset, other than Shares, to or for the benefit of a Member in relation to Shares held by a Member, and whether by means of a purchase of an asset, the redemption or other acquisition of Shares, a distribution of indebtedness or otherwise, and includes a dividend;

Eligible Person means individuals, corporations, trusts, the estates of deceased individuals, partnerships and unincorporated associations of persons;

Independent Director means a Director who is an independent director as defined in the Designated Stock Exchange Rules as determined by the Board;

Member means an Eligible Person whose name is entered, whether singularly or jointly with others, in the Register of Members of the Company as the holder of one or more Shares or fractional Shares;

Memorandum means this Memorandum of Association of the Company;

Ordinary Shares has the meaning specified in Clause 6.1;

Register of Members has the meaning specified in Regulation 2.5;

Registrar means the Registrar of Corporate Affairs appointed under the Act and any deputy or assistant thereof;

Resolution of Directors means either:

(c)	a resolution approved at a duly convened and constituted meeting of directors of the Company or of a committee of directors of the Company by the affirmative vote of a majority of the directors present at the meeting who voted except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority; or

(d)	a resolution consented to in writing by all directors or by all members of a committee of directors of the Company, as the case may be;

Resolution of Members means either:

(a)	a resolution approved at a duly convened and constituted meeting of the Members of the Company by the affirmative vote of a majority of the votes of the Shares entitled to vote thereon which were present at the meeting and were voted; or

(b)	a resolution consented to in writing by a majority of the votes of Shares entitled to vote thereon;

Seal means any seal which has been duly adopted as the common seal of the Company;

Securities means Shares and debt obligations of every kind of the Company, and including without limitation options, warrants and rights to acquire Shares or debt obligations;

Share means a share issued or to be issued by the Company and shall include fractional shares in the Company.

Treasury Share means a Share that was previously issued but was repurchased, redeemed or otherwise acquired by the Company and not cancelled;

U.S. Securities Act means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time; and

written or any term of like import includes information generated, sent, received or stored by electronic, electrical, digital, magnetic, optical, electromagnetic, biometric or photonic means, including electronic data interchange, electronic mail, telegram, telex or telecopy, and in writing shall be construed accordingly.

13.2	In the Memorandum and the Articles, unless the context otherwise requires a reference to:

(a)	a Regulation is a reference to a regulation of the Articles;

(b)	a Clause is a reference to a clause of the Memorandum;

(c)	voting by Member is a reference to the casting of the votes attached to the Shares held by the Member voting;

(d)	the Act, the Memorandum or the Articles is a reference to the Act or those documents as amended; and

(e)	the singular includes the plural and vice versa.

13.3	Any words or expressions defined in the Act unless the context otherwise requires bear the same meaning in the Memorandum and Articles unless otherwise defined herein.

13.4	Headings are inserted for convenience only and shall be disregarded in interpreting the Memorandum and Articles.

I, [ ], for the purpose of continuing a BVI business company under the laws of the Virgin Islands hereby sign this Memorandum of Association.

Dated the           day of           , 2026

Director of the Company

Territory of the British Virgin Islands

The BVI Business Companies Act 2004

Articles of Association

of

WORK Medical Technology Group Ltd

a company limited by shares

1	Registered Shares

1.1	The Company may issue certificates signed by a director of the Company or under the Seal specifying the number of Shares held by a Member (and the signature of the director and the Seal may be facsimiles) if the Board of Directors so resolves by a Resolution of Directors.

1.2	Any Member receiving a certificate shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a certificate for Shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a Resolution of Directors.

1.3	Every certificate shall bear legends required under the applicable laws, including the U.S. Securities Act.

1.4	If several Eligible Persons are registered as joint holders of any Shares, any one of such Eligible Persons may give an effectual receipt for any Distribution.

1.5	Nothing in these Articles shall require title to any Shares or other Securities to be evidenced by a certificate if the Act and the Designated Stock Exchange Rules permit otherwise.

1.6	Subject to the Act and the Designated Stock Exchange Rules, the Board of Directors without further consultation with the holders of any Shares or Securities may resolve that any class or series of Shares or other Securities in issue or to be issued from time to time may be issued, registered or converted to uncertificated form and be subject to the practices instituted by the operator of the relevant system. No provision of these Articles will apply to any uncertificated shares or Securities to the extent that they are inconsistent with the holding of such shares or securities in uncertificated form or the transfer of title to any such shares or securities by means of a relevant system.

1.7	Conversion of Shares held in certificated form into Shares held in uncertificated form, and vice versa, may be made in such manner as the Board of Directors, in its absolute discretion, may think fit (subject always to the requirements of the relevant system concerned). The Company or any duly authorised transfer agent shall enter on the Register of Members how many Shares are held by each member in uncertificated form and certificated form and shall maintain the register of members in each case as is required by the relevant system concerned. Notwithstanding any provision of these Articles, a class or series of Shares shall not be treated as two classes by virtue only of that class or series comprising both certificated shares and uncertificated shares or as a result of any provision of these Articles which applies only in respect of certificated shares or uncertificated shares.

1.8	Nothing contained in Regulations 1.5 and 1.6 is meant to prohibit the Shares from being able to trade electronically.

2	Shares

2.1	Subject to the provisions of these Articles and, where applicable, the Designated Stock Exchange Rules, the unissued Shares of the Company shall be at the disposal of the directors and Shares and other Securities may be issued and option to acquire Shares or other Securities may be granted at such times, to such Eligible Persons, for such consideration and on such terms as the directors may by Resolution of Directors determine.

2.2	Section 46 of the Act does not apply to the Company.

2.3	A Share may be issued for consideration in any form or a combination of forms, including money, a promissory note, real property, personal property (including goodwill and know-how), services rendered or a contract for future services.

2.4	No Shares may be issued for a consideration other than money, unless a Resolution of Directors has been passed stating:

(a)	the amount to be credited for the issue of the Shares; and

(b)	that, in their opinion, the present cash value of the non-money consideration for the issue is not less than the amount to be credited for the issue of the Shares.

2.5	Subject to Regulation 2.9, the Company shall keep a register of members (the Register of Members) containing:

(a)	the names and addresses of the persons who hold Shares;

(b)	the number of each class and series of Shares held by each Member;

(c)	the date on which the name of each Member was entered in the Register of Members; and

(d)	the date on which any Eligible Person ceased to be a Member.

2.6	The Register of Members may be in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until the directors otherwise determine, if any magnetic, electronic or other data storage form is used in this respect, that shall be the original Register of Members.

2.7	A Share is deemed to be issued when the name of the Member is entered in the Register of Members.

2.8	Where the Company or any of its Shares is listed on a Designated Stock Exchange, the Company may keep a share register containing the information referred to in Regulation 2.6 or such other information as these Articles permit or as may be approved by a Resolution of Directors.

2.9	Subject to the provisions of the Act, Shares may be issued on the terms that they are redeemable, or at the option of the Company be liable to be redeemed on such terms and in such manner as the directors before or at the time of the issue of such Shares may determine. The directors may issue options, warrants, rights or convertible securities or securities or a similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or Securities on such terms as the directors may from time to time determine.

3	Forfeiture

3.1	Shares that are not fully paid on issue are subject to the forfeiture provisions set forth in this Regulation and for this purpose Shares issued for a promissory note or a contract for future services are deemed to be not fully paid.

3.2	A written notice of call specifying the date for payment to be made shall be served on the Member who defaults in making payment in respect of the Shares.

3.3	The written notice of call referred to in Regulation 4.2 shall name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice the Shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

3.4	Where a written notice of call has been issued pursuant to Regulation 4.2 and the requirements of the notice have not been complied with, the directors may, at any time before tender of payment, forfeit and cancel the Shares to which the notice relates.

3.5	The Company is under no obligation to refund any moneys to the Member whose Shares have been cancelled pursuant to Regulation 4.3 and that Member shall be discharged from any further obligation to the Company.

4	Transfer of Shares

4.1	Subject to Regulation 5.2, certificated Shares may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, which shall be sent to the Company for registration.

4.2	Where shares are listed on a Designated Stock Exchange, Shares may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares registered on the Designated Stock Exchange.

4.3	The transfer of a Share is effective when the name of the transferee is entered on the Register of Members.

4.4	If the directors of the Company are satisfied that an instrument of transfer relating to Shares has been signed but that the instrument has been lost or destroyed, they may resolve by Resolution of Directors:

(a)	to accept such evidence of the transfer of Shares as they consider appropriate; and

(b)	that the transferee’s name should be entered in the Register of Members notwithstanding the absence of the instrument of transfer.

4.5	Subject to the Memorandum, the personal representative of a deceased Member may transfer a Share even though the personal representative is not a Member at the time of the transfer.

5	Distributions

5.1	The directors of the Company may, by Resolution of Directors, authorise a distribution at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

5.2	Dividends may be paid in money, Shares or other property.

5.3	The Company may, by Resolution of Directors, from time to time pay to the Members such interim dividends as appear to the directors to be justified by the profits of the Company, provided always that they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

5.4	Notice in writing of any dividend that may have been declared shall be given to each Member in accordance with Regulation 21 and all dividends unclaimed for 3 years after notice shall have been given to a Member may be forfeited by Resolution of Directors for the benefit of the Company.

5.5	No dividend shall bear interest as against the Company and no dividend shall be paid on Treasury Shares.

6	Redemption of Shares and Treasury Shares

6.1	The Company may purchase, redeem or otherwise acquire and hold its own Shares save that the Company may not purchase, redeem or otherwise acquire its own Shares without the consent of the Member whose Shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted or required by the Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Shares without such consent.

6.2	The purchase redemption or other acquisition by the Company of its own Shares is deemed not to be a distribution where:

(a)	the Company purchases, redeems or otherwise acquires the Shares pursuant to a right of a Member to have his Shares redeemed or to have his Shares exchanged for money or other property of the Company, or

(b)	the Company purchases, redeems or otherwise acquires the Shares by virtue of the provisions of section 176 or section 179 of the Act; or

(c)	the Company acquires its own fully paid Shares pursuant to section 59(1A) of the Act.

6.3	Sections 60, 61 and 62 of the Act shall not apply to the Company.

6.4	Shares that the Company purchases, redeems or otherwise acquires pursuant to this Regulation may be cancelled or held as Treasury Shares except to the extent that such Shares are in excess of 50 percent of the issued Shares in which case they shall be cancelled but they shall be available for reissue.

6.5	All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by the Company while it holds the Share as a Treasury Share.

6.6	Treasury Shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with the Memorandum and Articles) as the Company may by Resolution of Directors determine.

6.7	Where Shares are held by another body corporate of which the Company holds, directly or indirectly, shares having more than 50 per cent of the votes in the election of directors of the other body corporate, all rights and obligations attaching to the Shares held by the other body corporate are suspended and shall not be exercised by the other body corporate.

7	Conversion Rights

7.1	Each Class B Ordinary Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such Share, at the office of the Company or any transfer agent for such Shares, into one fully paid and non-assessable Class A Ordinary Share.

7.2	The Directors shall at all times reserve and keep available out of the Company’s authorised but unissued Class A Ordinary Shares, solely for the purpose of effecting the conversion of the Class B Ordinary Shares, such number of its Class A Ordinary Shares as shall from time to time be sufficient to effect the conversion of all outstanding Class B Ordinary Shares; and if at any time the number of authorised but unissued Class A Ordinary Shares shall not be sufficient to effect the conversion of all then outstanding Class B Ordinary Shares, in addition to such other remedies as shall be available to the holders of such Class B Ordinary Shares, the Directors will take such action as may be necessary to increase its authorised but unissued Class A Ordinary Shares to such number of Shares as shall be sufficient for such purposes.

8	Share Conversions

All conversions of Class B Ordinary Shares to Class A Ordinary Shares shall be effected by way of redemption or repurchase by the Company of the relevant Class B Ordinary Shares and the simultaneous issue of Class A Ordinary Shares in consideration for such redemption or repurchase. The Members and the Company will procure that nay and all necessary corporate actions are taken to effect such conversion.

9	Mortgages and charges of Shares

9.1	A Member may by an instrument in writing mortgage or charge his Shares.

9.2	There shall be entered in the Register of Members at the written request of the Member:

(a)	a statement that the Shares held by him are mortgaged or charged;

(b)	the name of the mortgagee or chargee; and

(c)	the date on which the particulars specified in Regulations 9.2(a) and 9.2(b) above are entered in the Register of Members.

9.3	Where particulars of a mortgage or charge are entered in the Register of Members, such particulars may be cancelled:

(a)	with the written consent of the named mortgagee or chargee or anyone authorised to act on his behalf; or

(b)	upon evidence satisfactory to the directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the directors shall consider necessary or desirable.

9.4	Whilst particulars of a mortgage or charge over Shares are entered in the Register of Members pursuant to this Regulation:

(a)	no transfer of any Share the subject of those particulars shall be effected;

(b)	the Company may not purchase, redeem or otherwise acquire any such Share; and

(c)	no replacement certificate shall be issued in respect of such Shares,

without the written consent of the named mortgagee or chargee.

10	Meetings and consents of Members

10.1	The Company may, but shall not (unless required by the Designated Stock Exchange Rules) be obligated to, in each year hold a meeting of Members as an Annual General Meeting, which is held, shall be convened by the Board, in accordance with these Articles.

10.2	Any director of the Company may convene meetings of the Members at such times and in such manner and places within or outside the British Virgin Islands as the director considers necessary or desirable. A meeting may also be convened to be held by electronic means, provided that notice thereof includes all necessary joining instructions and that the means for holding the meeting allow all members to speak and be heard simultaneously. A meeting held by electronic means shall be considered to be held at the place where the chairman is at the time the meeting is opened.

10.3	Upon the written request of Members entitled to exercise 10 per cent or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of Members.

10.4	Should the directors fail to call a meeting of Members within 21 Clear Days from the date of receipt of the written request of Members, the requesting Members or any of them may call a meeting of Members within three months after the end of that period.

10.5	The director convening a meeting of Members shall give not less than 7 Clear Days’ written notice of a meeting of Members to:

(a)	those Members whose names on the date the notice is given appear as Members in the Register of Members of the Company and are entitled to vote at the meeting;

(b)	the other directors; and

(c)	the Auditors.

10.6	The convener or conveners of a meeting of Members may fix the date notice is given of a meeting, or such other date as may be specified in the notice, as the record date for determining those Members that are entitled to vote at the meeting.

10.7	A meeting of Members held in contravention of the requirement to give notice is valid if Members holding at least 90 per cent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Member at the meeting shall constitute waiver in relation to all the Shares which that Member holds.

10.8	The inadvertent failure of a director who convenes a meeting to give notice of a meeting to a Member or another director, or the fact that a Member or another director has not received notice, does not invalidate the meeting.

10.9	A Member may be represented at a meeting of Members by a proxy who may speak and vote on behalf of the Member.

10.10	The instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote. The notice of the meeting may specify an alternative or additional place or time at which the proxy shall be presented.

10.11	The instrument appointing a proxy shall be in substantially the following form or such other form as the chairman of the meeting shall accept as properly evidencing the wishes of the Member appointing the proxy.

[Name of Company]

I/We being a Member of the above Company HEREBY APPOINT [ ] or failing him [ ] of [ ] to be my/our proxy to vote for me/us at the meeting of Members to be held on the [ ] day of [ ], 20[ ] and at any adjournment thereof.

(Any restrictions on voting to be inserted here.)

Signed this [ ] day of [ ], 20[ ]

______________________

Member

10.12	The following applies where Shares are jointly owned:

(a)	each of them may be present in person or by proxy at a meeting of Members and may speak as a Member;

(b)	if only one of the joint owners is present in person or by proxy they may vote on behalf of all joint owners; and

(c)	if two or more of the joint owners are present in person or by proxy they must vote as one and in the event of disagreement between any of the joint owners of Shares then the vote of the joint owner whose name appears first (or earliest) in the Register of Members in respect of the relevant Shares shall be recorded as the vote attributable to the Shares.

10.13	A Member shall be deemed to be present at a meeting of Members if he participates by telephone or other electronic means and the meeting itself may be held generally by electronic means, provided that in all such cases all Members participating in the meeting are able to hear each other.

10.14	A meeting of Members is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than one-third of the votes of the Shares entitled to vote on Resolutions of Members to be considered at the meeting. If the Company has two or more classes of Shares, a meeting may be quorate for some purposes and not for others. A quorum may comprise a single Member or proxy and then such person may pass a Resolution of Members and a certificate signed by such person accompanied where such person holds a proxy by a copy of the proxy instrument shall constitute a valid Resolution of Members.

10.15	If within fifteen minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the Shares or each class or series of Shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall either be dissolved or stand further adjourned at the discretion of the Chairman of the Board or, if different, the chairman of the meeting.

10.16	At every meeting of Members, the Chairman of the Board or their nominee shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board or their nominee is not present at the meeting, the Members present shall choose one of their number to be the chairman. If the Members are unable to choose a chairman for any reason, then the person representing the greatest number of voting Shares present in person or by proxy at the meeting shall preside as chairman failing which the oldest individual Member or representative of a Member present shall take the chair.

10.17	The chairman may adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. For the avoidance of doubt, a meeting can be adjourned for as many times as may be determined to be necessary by the chairman and a meeting may remain open indefinitely for as long a period as may be determined by the chairman.

10.18	At any meeting of the Members the chairman of the meeting is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any Member present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

10.19	Subject to the specific provisions contained in this Regulation for the appointment of representatives of Members other than individuals the right of any individual to speak for or represent a Member shall be determined by the law of the jurisdiction where, and by the documents by which, the Member is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any Member or the Company.

10.20	Any Member who is not a natural person may by resolution of its directors or other governing body authorise such individual as it thinks fit to act as its representative at any meeting of Members or of any class of Members, and the individual so authorised shall be entitled to exercise the same rights on behalf of the Member which he represents as that Member could exercise if it were an individual.

10.21	The chairman of any meeting at which a vote is cast by proxy or on behalf of any Member other than an individual may at the meeting but not thereafter call for a notarially certified copy of such proxy or authority which shall be produced within 7 calendar days of being so requested or the votes cast by such proxy or on behalf of such Member shall be disregarded.

10.22	Directors of the Company may attend and speak at any meeting of Members and at any separate meeting of the holders of any class or series of Shares.

10.23	An action that may be taken by the Members at a meeting may also be taken by a Resolution of Members consented to in writing, without the need for any prior notice. If any Resolution of Members is adopted otherwise than by the unanimous written consent of all Members, a copy of such resolution shall forthwith be sent to all Members not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more Members. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which Eligible Persons holding a sufficient number of votes of Shares to constitute a Resolution of Members have consented to the resolution by signed counterparts.

11	Directors

11.1	The directors of the Company prior to its continuation to the British Virgin Islands shall remain the same at the date of its continuation to the British Virgin Islands under the Act. Thereafter, the directors shall be elected by Resolution of Members or by Resolution of Directors for such term as the Members or directors determine.

11.2	No person shall be appointed as a director of the Company unless he has consented in writing to act as a director.

11.3	The minimum number of directors shall be one and there shall be no maximum number of directors, provided however that the limits may be increased or reduced by a Resolution of Members.

11.4	For so long as Shares or ADSs are listed on a Designated Stock Exchange, the directors shall include at least such number of Independent Directors as applicable law, rules or regulated or the Designated Stock Exchange Rules require as determined by the Board.

11.5	Any director so appointed shall, if still a director, retire at the next Annual General Meeting after his appointment and be eligible to stand for election as a director at such meeting.

11.6	No person (other than a director retiring in accordance with these Articles) shall be appointed or re-appointed a director at a meeting of Members unless:

(a)	he is recommended by the Board; or

(b)	not less than 7 nor more than 42 Clear Days before the date appointed for the meeting, a Member (other than the person to be proposed) entitled to vote at the meeting has given to the Company notice of his intention to propose a resolution for the appointment of that person, stating the particulars which would, if her were so appointed, be required to be included in the Company’s register of directors and a notice executed by that person of his willingness to be appointed.

11.7	A director may be removed from office with or without cause by a Resolution of Members passed at a meeting of Members called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by a least seventy five per cent of the Members of the Company entitled to vote.

11.8	A director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company or from such later date as may be specified in the notice.

11.9	A director shall resign forthwith as a director if he is, or becomes, disqualified from acting as a director under the Act.

11.10	The directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors. Where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office.

11.11	A vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office.

11.12	The Company shall keep a register of directors containing:

(a)	the names and addresses of the persons who are directors of the Company;

(b)	the date on which each person whose name is entered in the register was appointed as a director of the Company;

(c)	the date on which each person named as a director ceased to be a director of the Company; and

(d)	such other information as may be prescribed by the Act.

11.13	The register of directors may be kept in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until a Resolution of Directors determining otherwise is passed, the magnetic, electronic or other data storage shall be the original register of directors.

11.14	The Directors or, if the Shares (or depository receipts therefor) are listed or quoted on a Designated Stock Exchange and if required by the Designated Stock Exchange Rules, any committee thereof, may, by a Resolution of Directors, fix the emoluments of Directors with respect to services to be rendered in any capacity to the Company.

11.15	A director is not required to hold a Share as a qualification to office.

12	Powers of directors

12.1	The business and affairs of the Company shall be managed by, or under the direction or supervision of, the directors of the Company. The directors of the Company have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. The directors may pay all expenses incurred preliminary to and in connection with the incorporation of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or the Articles required to be exercised by the Members.

12.2	If the Company is the wholly owned subsidiary of a holding company, a director of the Company may, when exercising powers or performing duties as a director, act in a manner which he believes is in the best interests of the holding company even though it may not be in the best interests of the Company.

12.3	If the Company is a subsidiary, but not a wholly owned subsidiary, of a holding company, and the shareholders other than the holding company agree in advance, a director of the Company may, when exercising powers or performing duties as a director in connection with the carrying out of the joint venture, act in a manner which he believes is in the best interests of a Member or some Members even though it may not be in the best interests of the Company.

12.4	If the Company is carrying out a joint venture between shareholders, a director of the Company may, when exercising powers or performing duties as a director, act in a manner which he believes is in the best interests of the holding company even though it may not be in the best interests of the Company.

12.5	Each director shall exercise his powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes the Memorandum, the Articles or the Act. Each director, in exercising his powers or performing his duties, shall act honestly and in good faith in what the director believes to be the best interests of the Company.

12.6	Any director which is a body corporate may appoint any individual as its duly authorised representative for the purpose of representing it at meetings of the directors, with respect to the signing of consents or otherwise.

12.7	The continuing directors may act notwithstanding any vacancy in their body.

12.8	The directors may by Resolution of Directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

12.9	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

12.10	Section 175 of the Act shall not apply to the Company.

13	Proceedings of directors

13.1	Any one director of the Company may call a meeting of the directors by sending a written notice to each other director.

13.2	The directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the notice calling the meeting provides.

13.3	A director is deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

13.4	A director shall be given not less than 3 calendar days’ notice of meetings of directors, but a meeting of directors held without 3 calendar days’ notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend waive notice of the meeting, and for this purpose the presence of a director at a meeting shall constitute waiver by that director. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

13.5	A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-half of the total number of directors, unless there are only 2 directors in which case the quorum is 2.

13.6	A director may by a written instrument appoint an alternate who need not be a director and the alternate shall be entitled to attend meetings in the absence of the director who appointed him and to vote or consent in place of the director until the appointment lapses or is terminated.

13.7	If the Company has only one director the provisions herein contained for meetings of directors do not apply and such sole director has full power to represent and act for the Company in all matters as are not by the Act, the Memorandum or the Articles required to be exercised by the Members. In lieu of minutes of a meeting the sole director shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Directors. Such a note or memorandum constitutes sufficient evidence of such resolution for all purposes.

13.8	At meetings of directors at which the Chairman of the Board is present, he shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present, the directors present shall choose one of their number to be chairman of the meeting. If the directors are unable to choose a chairman for any reason, then the oldest individual director present (and for this purpose an alternate director shall be deemed to be the same age as the director that he represents) shall take the chair.

13.9	An action that may be taken by the directors or a committee of directors at a meeting may also be taken by a Resolution of Directors or a resolution of a committee of directors consented to in writing by all directors or by all members of the committee, as the case may be, without the need for any notice. The consent may be in the form of counterparts each counterpart being signed by one or more directors. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the date upon which the last director has consented to the resolution by signed counterparts.

14	Committees

14.1	The directors may, by Resolution of Directors, designate one or more committees, each consisting of one or more directors, and delegate one or more of their powers, including the power to affix the Seal, to the committee.

14.2	The directors have no power to delegate to a committee of directors any of the following powers:

(a)	to amend the Memorandum or the Articles;

(b)	to designate committees of directors;

(c)	to delegate powers to a committee of directors;

(d)	to appoint directors;

(e)	to appoint an agent;

(f)	to approve a plan of merger, consolidation or arrangement; or

(g)	to make a declaration of solvency or to approve a liquidation plan.

14.3	Regulations 14.2(b) and 14.2(c) do not prevent a committee of directors, where authorised by the Resolution of Directors appointing such committee or by a subsequent Resolution of Directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee.

14.4	The meetings and proceedings of each committee of directors consisting of 2 or more directors shall be governed mutatis mutandis by the provisions of the Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the Resolution of Directors establishing the committee.

14.5	The Board shall establish an audit committee, a compensation committee and a nominating an corporate governance committee. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in these Articles. Each of the audit committee, compensation committee and nominating and corporate governance committee shall consist of at least three directors (or such larger minimum number as may be required from time to time by the Designated Stock Exchange Rules). The majority of the committee members on each of the compensation committee and nominating and corporate governance committee shall be Independent Directors. The audit committee shall be made up of such number of Independent Directors as required from time to time by the Designated Stock Exchange Rules or otherwise required by applicable law.

15	Officers and agents

15.1	The Company may by Resolution of Directors appoint officers of the Company at such times as may be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors (the Chairman of the Board), a Chief Executive Officer, a President, a Chief Financial Officer, one or more vice-presidents, secretaries and treasurers and such other officers as may from time to time be considered necessary or expedient. Any number of offices may be held by the same person.

15.2	The officers shall perform such duties as are prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by Resolution of Directors. In the absence of any specific prescription of duties it shall be the responsibility of the Chairman of the Board to preside at meetings of directors and Members, the Chief Executive Officer to manage the day to day affairs of the Company, the vice-presidents to act in order of seniority in the absence of the Chief Executive Officer but otherwise to perform such duties as may be delegated to them by the Chief Executive Officer, the secretaries to maintain the Register of Members, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the treasurer to be responsible for the financial affairs of the Company.

15.3	The emoluments of all officers shall be fixed by Resolution of Directors.

15.4	The officers of the Company shall hold office until their death, resignation or removal. Any officer elected or appointed by the directors may be removed at any time, with or without cause, by Resolution of Directors. Any vacancy occurring in any office of the Company may be filled by Resolution of Directors.

15.5	The directors may, by a Resolution of Directors, appoint any person, including a person who is a director, to be an agent of the Company. An agent of the Company shall have such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in the Articles or in the Resolution of Directors appointing the agent, except that no agent has any power or authority with respect to the matters specified in Regulation 14.2. The Resolution of Directors appointing an agent may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company. The directors may remove an agent appointed by the Company and may revoke or vary a power conferred on him.

16	Conflict of interests

16.1	A director of the Company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other directors of the Company.

16.2	For the purposes of Regulation 16.1, a disclosure to all other directors to the effect that a director is a member, director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

16.3	A Director shall not, as a Director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise then by virtue of his interests, direct or indirect, in Shares or debentures or other securities of, or otherwise in or through, the Company) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a)	the giving of any security, guarantee or indemnity in respect of:

(i)	money lent or obligations incurred by him or by any other person for the benefit of the Company or any of its subsidiaries; or

(ii)	a debt or obligation of the Company or any of its subsidiaries for which the Director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b)	where the Company or any of its subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the Director is to or may participate;

(c)	any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one per cent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purposes of this Regulation 16.3 to be a material interest in all circumstances);

(d)	any act or thing done or to be done in respect of any arrangement for the benefit of the employees of the Company or any of its subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(e)	any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Act) indemnities in favour of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of any thing to enable such director or directors to avoid incurring such expenditure.

16.4	A director may, as a director, vote and be counted in the quorum in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or which falls within Regulation 16.3, subject to such interest being disclosed to all other directors pursuant to Regulation 16.1.

17	Indemnification

17.1	Subject to the limitations hereinafter provided the Company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a)	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company; or

(b)	is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

17.2	The Company may only indemnify a person pursuant to Regulation 17.1 if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful.

17.3	The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the Articles, unless a question of law is involved.

17.4	The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

17.5	The Company may purchase and maintain insurance in relation to any person who is or was a director, officer or liquidator of the Company, or who at the request of the Company is or was serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in the Articles.

18	Records

18.1	The Company shall keep the following documents at the office of its registered agent:

(a)	the Memorandum and the Articles;

(b)	the Register of Members, or a copy of the Register of Members;

(c)	the register of directors, or a copy of the register of directors;

(d)	copies of all annual returns filed by the Company with its registered agent, for a period of 5 years; and

(e)	copies of all notices and other documents filed by the Company with the Registrar in the previous 10 years.

18.2	If the Company maintains only a copy of the Register of Members or a copy of the register of directors at the office of its registered agent, it shall:

(a)	within 15 calendar days of any change in either register, notify the registered agent in writing of the change; and

(b)	provide the registered agent with a written record of the physical address of the place or places at which the original Register of Members or the original register of directors is kept.

18.3	The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine:

(a)	minutes of meetings and Resolutions of Members and classes of Members;

(b)	minutes of meetings and Resolutions of Directors and committees of directors; and

(c)	an impression of the Seal, if any.

18.4	Where any original records referred to in this Regulation are maintained other than at the office of the registered agent of the Company, and the place at which the original records is changed, the Company shall provide the registered agent with the physical address of the new location of the records of the Company within 14 calendar days of the change of location.

18.5	The records kept by the Company under this Regulation shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act.

19	Registers of charges

19.1	The Company shall maintain at the office of its registered agent a register of charges in which there shall be entered the following particulars regarding each mortgage, charge and other encumbrance created by the Company:

(a)	the date of creation of the charge;

(b)	a short description of the liability secured by the charge;

(c)	a short description of the property charged;

(d)	the name and address of the trustee for the security or, if there is no such trustee, the name and address of the chargee;

(e)	unless the charge is a security to bearer, the name and address of the holder of the charge; and

(f)	details of any prohibition or restriction contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge.

20	Continuation

The Company may by Resolution of Members or by a Resolution of Directors continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

21	Seal

The Company may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by Resolution of Directors. The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the registered office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of any one director or other person so authorised from time to time by Resolution of Directors. Such authorisation may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings. The directors may provide for a facsimile of the Seal and of the signature of any director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been attested to as hereinbefore described.

22	Accounts and audit

22.1	The Company shall keep records that are sufficient to show and explain the Company’s transactions and that will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

22.2	The Company may by Resolution of Members call for the directors to prepare periodically and make available a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of the Company for a financial period and a true and fair view of the assets and liabilities of the Company as at the end of a financial period.

22.3	Notwithstanding Regulation 22.2, the Company shall, within 9 months after the end of each year, file an annual return with its registered agent in the prescribed statutory form, provided that, if the Company has a financial year that is not a calendar year, then the return shall be filed instead within 9 months of the end of that financial year.

22.4	The Company may by Resolution of Directors or Resolution of Members call for the accounts to be examined by auditors.

22.5	The first auditors shall be appointed by Resolution of Directors and subsequent auditors shall be appointed by a Resolution of Directors on such terms as the directors may determine.

22.6	At any meeting of Members convened and held at any time in accordance with these Articles, the Members may, by a Resolution of Members, remove the auditor before the expiration of his term of office. If they do so, the Members shall, by Resolution of Members, at that meeting appoint another auditor in his stead for the remainder of his term.

22.7	The auditors may be Members, but no director or other officer shall be eligible to be an auditor of the Company during their continuance in office.

22.8	The remuneration of the auditors of the Company:

(a)	in the case of auditors appointed by the directors, may be fixed by Resolution of Directors; and

(b)	subject to the foregoing, shall be fixed by Resolution of Members or in such manner as the Company may by Resolution of Members determine.

22.9	The auditors shall examine each profit and loss account and balance sheet required to be laid before a meeting of the Members or otherwise given to Members and shall state in a written report whether or not:

(a)	in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the assets and liabilities of the Company at the end of that period; and

(b)	all the information and explanations required by the auditors have been obtained.

22.10	The report of the auditors shall be annexed to the accounts and shall be read at the meeting of Members at which the accounts are laid before the Company or shall be otherwise given to the Members.

22.11	Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

22.12	The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of Members at which the Company’s profit and loss account and balance sheet are to be presented.

23	Notices

23.1	Subject to the Designated Stock Exchange Rules, any notice, information or written statement to be given by the Company to Members may be given by personal service, mail, facsimile or other similar means of electronic communication, addressed to each Member at the address shown in the Register of Members.

23.2	Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

23.3	Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

24	Voluntary winding up

The Company may by a Resolution of Members or by a Resolution of Directors appoint a voluntary liquidator.

I, [ ], for the purpose of continuing a BVI business company under the laws of the Virgin Islands hereby sign these Articles of Association.

Dated the            day of               , 2026

Director of the Company